SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           PENWEST PHARMACEUTICALS CO.
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                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
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                         (TITLE OF CLASS OF SECURITIES)

                                    709754105
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                                 (CUSIP NUMBER)

 JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS)

                                 JANUARY 9, 2009
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 709754105                  13D/A                     Page 2 of 9 Pages
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      PERCEPTIVE ADVISORS LLC
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2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                            (a) |X|
                                                                        (b) |_|
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3.    SEC USE ONLY

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4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                     |_|
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
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    NUMBER OF       7.  SOLE VOTING POWER
      SHARES
   BENEFICIALLY     8.  SHARED VOTING POWER                           6,729,208
     OWNED BY
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH      10. SHARED DISPOSITIVE POWER                      6,729,208
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    6,729,208
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    21.25%
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14.   TYPE OF REPORTING PERSON*

      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                  13D/A                     Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      JOSEPH EDELMAN
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2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                            (a) |X|
                                                                        (b) |_|
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3.    SEC USE ONLY

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4.    SOURCES OF FUNDS

      OO
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                     |_|
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
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    NUMBER OF       7.    SOLE VOTING POWER                                   0
      SHARES
   BENEFICIALLY     8.    SHARED VOTING POWER                         6,729,208
     OWNED BY
       EACH         9.    SOLE DISPOSITIVE POWER                              0
    REPORTING
   PERSON WITH      10.   SHARED DISPOSITIVE POWER                    6,729,208
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    6,729,208
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    21.25%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                   13D/A                    Page 4 of 9 Pages


ITEM 1 SECURITY AND ISSUER

      This Schedule 13D/A relates to the common stock, par value $0.001 (the "Common Stock"), of Penwest Pharmaceuticals Co. (the "Issuer"). The address of the principal executive offices of the Issuer is 39 Old Ridgebury Road, Suite 11, Danbury, CT 06810-5120.

ITEM 2 IDENTITY AND BACKGROUND

      (a) The names of the persons filing this Schedule 13D/A (the "Schedule") are Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager") and Joseph Edelman, the managing member of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

      The Investment Manager, in its capacity as investment manager of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), and to several managed accounts (each, a "managed account"), has sole power to vote and dispose of the shares of Common Stock held by the Fund and the managed accounts. The Investment Manager disclaims any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

      (b) The business address of the Reporting Persons is 499 Park Avenue, 25th Floor, New York, NY 10022.

      (c) This Schedule is filed on behalf of the Investment Manager and Mr. Edelman, the Fund and the managed accounts. The Fund and the managed accounts are the direct beneficial owners of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and the managed accounts. Mr. Edelman is the managing member of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of the Fund and the managed accounts is to invest in securities.

      (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

      (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

      (f) Perceptive Advisors LLC is organized under the laws of Delaware, USA. Mr. Edelman is a citizen of the United States of America.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Fund and the managed accounts purchased the shares of Common Stock in open market transactions.

CUSIP No. 709754105                   13D/A                    Page 5 of 9 Pages


ITEM 4 PURPOSE OF TRANSACTION

      The Reporting Persons purchase shares of Common Stock of the Issuer in the ordinary course of business. The shares of Common Stock are held for investment purposes.

      Representing their own investment firms and related clients, Mr. Edelman and Kevin C. Tang, manager of Tang Capital Management, LLC ("Tang") have discussed their respective concerns regarding the Issuer, its operations and strategic direction from time to time. On January 9, 2009, Mr. Edelman and Mr. Tang reached an understanding to work together and, in compliance with the bylaws of the Issuer, to jointly nominate three directors for election to the Issuer's Board of Directors (the "Board") at the Issuer's 2009 Annual Meeting of Shareholders and work to secure their election. The Reporting Persons and Tang may also coordinate with each other to take other actions in compliance with law that may change or influence control of the Issuer, including, without limitation, seeking to influence the selection of management personnel, effecting the removal, election and/or appointment of members of the Board, proposing or supporting extraordinary corporate transactions such as mergers, reorganizations or the sale of the Issuer's assets or proposing or supporting significant corporate operational restructuring, including reductions in overhead and expenses.

      Consistent with their mutual understanding, on January 12, 2009, the Fund and Tang Capital Partners, LP, of which Tang is the general partner, delivered a letter (the "Letter") to the Nominating and Governance Committee of the Issuer recommending the following individuals (the "Nominees") as nominees for election to the Issuer's Board of Directors at the 2009 Annual Meeting of Shareholders:

      Joseph Edelman
      Andrew D. Levin, M.D., Ph.D.
      Kevin C. Tang

      On the same date, the Fund and Tang Capital Partners, LP also delivered a notice (the "Notice") to the Issuer of its intention to nominate the Nominees as candidates for election to the Issuer's Board of Directors at the 2009 Annual Meeting of Shareholders, or any other meetings of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

      In connection with such recommendation and notice, and in full compliance with the requirements of Section 2.15 of the Issuer's bylaws, the Fund and Tang Capital Partners, LP provided the Issuer with certain information about each nominee. Copies of the Letter and the Notice are filed as Exhibit 2 and Exhibit 3 to this Statement, respectively, and incorporated by reference herein.

      The Reporting Persons may demand to inspect shareholder records of the Issuer pursuant to the Washington Business Corporation Act as well as submitting a request letter to the Issuer pursuant to Rule 14a-7 of the Exchange Act, requesting the Issuer's shareholder list and security position listings to determine if it is necessary to disseminate solicitation materials to the holders of the Common Stock and for use in any such solicitation.

CUSIP No. 709754105                   13D/A                    Page 6 of 9 Pages


      The Reporting Persons intend to continue to have such discussions with the Issuer, its management, other stockholders of the Issuer or other relevant parties and may exchange information with the Issuer. In such discussions, the Reporting Persons may suggest, discuss or take a position on potential changes to the Issuer's business, operations, operating budget, cost structure, strategic direction or future plans, including but not limited to the composition of the Issuer's Board, the sale, transfer or other disposition of some or all of the Issuer's assets, a corporate restructuring, spin-off or other organizational changes. Such suggestions, discussions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. In addition, the Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares, disposing shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets, and the availability of other investment opportunities.

      Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

      Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 709754105                  13D/A                     Page 7 of 9 Pages


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 6,729,208 shares of Common Stock as of January 12, 2009, which represent 21.25% of the Issuer's outstanding shares of Common Stock. Such 6,729,208 shares of Common Stock are comprised of (i) 6,452,546 shares of Common Stock held by the Fund and (ii) 276,662 shares of Common Stock held by the managed accounts.

      The percentage calculation was based on 31,667,792 shares outstanding which is the total number of shares outstanding as of November 5, 2008 as reported by the Issuer on the Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2008.

                          Sole Voting Power  Shared Voting       Sole          Shared
                                                 Power       Dispositive  Dispositive Power
                                                                Power
-------------------------------------------------------------------------------------------
Perceptive Advisors LLC           0            6,729,208          0           6,729,208
Joseph Edelman                    0            6,729,208          0           6,729,208

      The aggregate amount of shares owned by the Reporting Persons is 6,729,208.

      By virtue of the understanding reached between the Reporting Persons and Tang described in Item 4, the Reporting Persons and Tang may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Securities Act of 1934. Collectively, the group may be deemed to have voting control over a combined 11,869,404 shares of Common Stock, or 37.48% of the outstanding shares of Common Stock. However, each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Perceptive and its affiliates.

      (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons since the last 13D/A filed with the Securities and Exchange Commission on December 19, 2008:

         DATE                   SHARES PURCHASED                     PRICE
--------------------------------------------------------------------------------
       12/24/08                     274,632*                         1.26
       12/29/08                       2,300                          5.00
       12/29/08                       4,700                          5.00
        1/6/09                       25,000                          5.00

      *This transaction reflects a transfer of securities from one managed account to another managed account.

      (d) - (e): Not applicable.

CUSIP No. 709754105                   13D/A                    Page 8 of 9 Pages


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Reference is made to the relationships described in Item 4 and 5(a) of this Statement.

      The Reporting Persons have entered into a Joint Filing Agreement. See Item 2.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1: Joint Filing Agreement, dated as of January 12, 2009, by and among Perceptive Advisors LLC and Joseph Edelman.

      Exhibit 2: Letter Regarding Recommendations for Nominees for Election.

      Exhibit 3: Notice of Intention to Nominate Persons for Election as Directors.

CUSIP No. 709754105                   13D/A                    Page 9 of 9 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              January 12, 2009
                              ----------------
                              Date

                              /s/ Perceptive Advisors LLC
                              ---------------------------
                              Signature

                              Joseph Edelman/Managing Member
                              ------------------------------
                              Name/Title

                              January 12, 2009
                              ----------------
                              Date

                              /s/ Joseph Edelman
                              ------------------
                              Signature

                              Joseph Edelman
                              --------------
                              Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of January 12, 2009, by and among Perceptive Advisors LLC and Joseph Edelman.

Exhibit 2   Letter Regarding Recommendations for Nominees for Election.

Exhibit 3   Notice of Intention to Nominate Persons for Election as Directors.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D/A (including amendments thereto) with regard to the shares of Common Stock of Penwest Pharmaceuticals Co., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of December 19, 2008.

                              January 12, 2009
                              ----------------
                              Date

                              /s/ Perceptive Advisors LLC
                              ---------------------------
                              Signature

                              Joseph Edelman/Managing Member
                              ------------------------------
                              Name/Title

                              January 12, 2009
                              ----------------
                              Date

                              /s/ Joseph Edelman
                              ------------------
                              Signature

                              Joseph Edelman
                              --------------
                              Name/Title

                                    EXHIBIT 2

           LETTER REGARDING RECOMMENDATIONS FOR NOMINEES FOR ELECTION

                                    EXHIBIT 3

        NOTICE OF INTENTION TO NOMINATE PERSONS FOR ELECTION AS DIRECTORS